PATRIOT POWER CORP
502 East John Street
Carson City, Nevada 89706

February 08, 2007

VIA EDGAR
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: Mr. Scott Anderegg

Dear Mr. Anderegg:

Re:	Patriot Power Corp.
Registration Statement on Form SB -1/ A, Amendment No. 5, initially Filed May 19, 2006, amended September 8, 2006, Amended November 27, 2006, Amended December 18, 2006, Amended January 9, 2007. File No.333 - 134326

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Patriot Power Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-1 (File No. 333 - 134326) initially filed with the Commission on May 19, 2006, as amended on January 9, 2006, and all exhibits filed thereto (the “Registration Statement”).

After discussions between the Staff and the Registrant, the Registrant hereby requests the withdrawal of the offering described in the Registration Statement on Form SB-1, as amended.

This will also confirm that the Registration Statement on Form SB-1, as amended, was not declared effective by the Commission.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact John D. Briner, Esq. at (604) 685.7552 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ Ron Atlas

Ron Atlas

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)